UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Farmland Partners Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

31154R109

(CUSIP Number)

Paul A. Pittman

Executive Chairman

4600 S. Syracuse Street

Suite 1450

Denver, CO 80237

(720) 452-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	31154R109
1.	Names of Reporting Persons Paul A. Pittman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,567,805
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,567,805
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,567,805
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 48,338,160 shares of Common Stock (as defined below) outstanding as of October 5, 2023, based on information provided by the Issuer.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of Farmland Partners Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4600 S. Syracuse Street, Suite 1450, Denver, Colorado, 80237.

Item 2. Identity and Background

(a) This Schedule 13D is filed by Paul A. Pittman, who serves as the Executive Chairman of the Issuer. Mr. Pittman is the beneficial owner of the amount of Common Stock of the Issuer as set forth in Row 11 of the cover page of this Schedule 13D. Mr. Pittman is referred to herein as the “Reporting Person.”

(b) The address of the principal business office of the Reporting Person is 4600 S. Syracuse Street, Suite 1450, Denver, Colorado, 80237.

(c) The present principal occupation of the Reporting Person is serving as the Executive Chairman of the Issuer. The Issuer is an internally managed real estate investment trust that owns and seeks to acquire high-quality farmland located in agricultural markets throughout North America. The principal business address of the Issuer is 4600 S. Syracuse Street, Suite 1450, Denver, Colorado, 80237.

(d)-(e) The Reporting Person, during the last five years, (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations

Between September 27, 2023 and September 29, 2023, the Reporting Person made a series of open market purchases of Common Stock in an aggregate amount of 100,000 shares using personal funds in the amount of approximately $1,025,895, which triggered the requirement to file this Schedule 13D. The Reporting Person had previously made open market purchases and tendered Class A common units of limited partnership interest in Farmland Partners Operating Partnership, LP in exchange for shares of Common Stock, and the Issuer previously awarded additional shares of Common Stock to the Reporting Person in connection with his service to the Issuer, resulting in the current beneficial ownership set forth in Row 11 of the cover page of this Schedule 13D.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 5 of this Schedule 13D is hereby incorporated by reference in this Item 4.

The Reporting Person may acquire additional Common Stock, dispose of all or some of the Common Stock from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Common Stock, depending on business and market conditions, his continuing evaluation of the business and prospects of the Issuer and other factors. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose.

Item 5. Interest in Securities of the Issuer

The information set forth, or incorporated by reference, in Items 2, 3 and 4 of this Schedule 13D and the responses of the Reporting Person to Rows 7 through 11 and Row 13 of the cover page of this Schedule 13D are hereby incorporated by this reference in this Item 5.

(a) The Reporting Person is the beneficial owner of 2,567,805 shares of Common Stock, representing approximately 5.3% of the shares of Common Stock outstanding on October 5, 2023, consisting of:

●	1,298,505 shares of Common Stock owned directly by the Reporting Person;
●	1,267,000 shares of Common Stock held by PJAC Farmland Partners, LLC, an entity controlled by the Reporting Person; and
●	2,300 shares of Common Stock held as UTMA Custodian for children of the Reporting Person.

Excluded from the Reporting Person’s beneficial ownership are 5,300 shares of Common Stock held by the Reporting Person’s spouse.

(b) The Reporting Person possesses sole voting and dispositive power over 2,567,805 shares of Common Stock.

(c) During the past sixty days, the Reporting Person has effected the following transactions in Common Stock:

●	On September 27, 2023, the Reporting Person purchased 66,178 shares at prices ranging between $10.195 to $10.250, inclusive, with a weighted average price of $10.2475 per share;
●	On September 28, 2023, the Reporting Person purchased 2,774 shares at prices ranging between $10.20 to $10.245, inclusive, with a weighted average price of $10.2138 per share; and
●	On September 29, 2023, the Reporting Person purchased 31,048 shares at prices ranging between $10.245 to $10.350, inclusive, with a weighted average price of $10.2874 per share.

Each of the foregoing transactions were effected on the open market. The Reporting Person hereby undertakes to provide upon request to the staff of the Securities and Exchange Commission, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transactions were effected.

Other than the transactions disclosed above, there were no other transactions in Common Stock effected during the sixty days prior to the date hereof by the Reporting Person

(d) Other than as set forth in this Item 5 with respect to the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2023

By:	/s/ Paul A. Pittman
Paul A. Pittman